Copyright ® 2010 Rovi Corporation. Company Confidential.
Rovi 2011Analyst Day
Filed by: Rovi Corporation
pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14d-2
under the Securities Exchange Act of 1934, as amended
Subject Company: Sonic Solutions
Commission File No. 000-23190

Copyright ® 2010 Rovi Corporation.
Safe Harbor Statement
All statements contained herein, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company’s behalf, that are not statements of historical fact, including but not limited to any description of the Company’s or its management’s future plans, objectives, or goals, constitute “forward-looking statements” and are made pursuant to the Safe-Harbour provisions of the Private
Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results and/or from any future results or outcomes expressed or implied by such forward-looking statements. Such factors include, among others, the
Company’s estimates of future revenues, earnings and growth rates, business strategies, the Company’s assumptions and estimates relating to guide advertising, the Company’ ability to pay down its debt, whether markets materialize as anticipated and customer demand for the Company’s technologies and integrated offerings. Such factors also include the expected timetable and structure of the transaction between the Company and Sonic
Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both the Company’s and Sonic’s organizations. The statements made by the Company in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust
Improvements Act and the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on the Company’s and Sonic’s respective businesses;
the impact of any failure to complete the exchange offer and the merger; the risk that the Company will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control. Such factors are further addressed in the Company’s Report on Form 10-Q for the period ended September 30, 2010 and other documents as are filed with the Securities and Exchange Commission from time to time (available at www.sec.gov). The Company assumes no obligation, except as required by law, to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation.

Copyright ® 2010 Rovi Corporation.
Additional Information
Additional Information and Where to Find It
The exchange offer for the outstanding common stock of Sonic Solutions has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Sonic
Solutions shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Rovi will file exchange offer materials with the
U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents)
and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Sonic Solutions at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at
www.sec.gov.
Free copies of the Offer to Purchase, the related
Letter of Transmittal and certain other offering documents will be made available by Rovi by mail to Rovi Corporation,
2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the
Solicitation/Recommendation Statement will be made available by Sonic Solutions by mail to Sonic Solutions, 7250
Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations.
Interests of Certain Persons in the Offer and the Merger
Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic
Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer. Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

Copyright ® 2010 Rovi Corporation.
Agenda
Time Presentation Speaker
12:00 pm Lunch
12:30 pm
Business & Strategic
Update
Fred Amoroso - President and CEO
1:00 pm Markets & Products Corey Ferengul - EVP Product Management & Marketing
1:45 pm Financials James Budge – CFO
2:15 pm Q&A
2:30 pm Wrap Up Fred Amoroso - President and CEO

Copyright ® 2010 Rovi Corporation.

•
Who we were
- Copy protection licensed to studios, games publishers & hardware vendors
- License management and installation software sold to ISV’s and enterprises
•
Who we have become
- A leading digital media technology solutions provider: Products, services, metadata & patent
•
Major activities on our transformation
- Acquired key digital media technology assets
- Completed divestitures of non-core assets
- Fully integrated all companies after transactions closed
Our Transformation
Mediabolic
acquisition;
yields Connected Platform
AMG
acquisition;
yields
metadata plus Media
Recognition technology
Gemstar-
TV Guide
acquisition
Sale
of
Software
&
Games Protection
businesses
Sale
of
TV Guide
Magazine
Sale
of
TV Guide
Network
&
TV
Guide Online
Sale
of
TVG
Network
1/1/07
12/31/08
9/30/08 3/31/08 12/31/07 9/30/07 6/30/07 3/31/07
Sale
of
eMeta
Muze
acquisition
3/31/09
Rovi
Rebranding
6/30/09
Exit
Guidework
s JV
Sale of
Norpak
Sonic
Acquisition
Announced
12/22/10
2/1/10 9/15/10
Introduction of
Rovi Media
Cloud
1/5/11
Devices w/initial
TotalGuide capability
begin to ship

Copyright ® 2010 Rovi Corporation.

Connect
•Connected Platform
•Software Update Service
Rovi Products & Solutions
Rovi products connect devices and connect consumers to the
entertainment they love.
Guide
•TotalGuide for CE
•TotalGuide for SP
•TV Guide OnScreen
•Guide +
Protect
•BD+ Blu Ray protection
•RipGuard
•CopyBlock
•ACP (VOD & DVD)
Enhance
Data Access Search Recommendations Profile Media Recognition Advertising
•Passport Guide
•Passport Guide DVR
•G-Guide
•i-Guide
Insight
TV Data Movie Data Music Data Games Data Book Data

the office
LOS ANGELES
LAKERS
GUITAR HERO

MAROON5
GET SMART
6-20

Copyright ® 2010 Rovi Corporation.
Entertainment Metadata
•
Data on more than:
3 million programs since 1954 from nearly 18,000 sources
2 million music album releases and 21 million tracks
460,000 movie titles
•
Entertainment Metadata is core to our solutions
Software + Metadata + IP = Compelling Offering
•
The stand alone data opportunity is growing
New interaction models, devices, and web locations all require entertainment metadata
Service provider and international opportunities are underpenetrated
•
Rovi well positioned
Accumulated Metadata portfolio is compelling, global & growing
Upgraded infrastructure to improve automation and flexibility
Page 7 Page 7

Copyright ® 2010 Rovi Corporation.

Rovi metadata around the world
North America
Latin America
EMEA
APAC
16,000 sources of video content in North America, 660 European TV channels, 450 Latin American TV channels, and 500 Asian TV channels
Movies from 160 countries
Music from 180 countries

Copyright ® 2010 Rovi Corporation.

Backed by Strong Patent Portfolio
•
Over 4,700 patents & patent applications worldwide covering:
Display of and interaction with TV program schedule data
-
Basic Guidance Features
-
Digital Recording including embedded DVR & Network DVR
-
Online Guidance & Video Search
-
Cross-Platform Functionality
-
Interactive Advertising
Content Protection
•
Guidance patents are generally “platform agnostic”
Applicable to video guidance on STBs, TVs, DVRs, PCs, Blu-ray players, & mobile phones
•
Early priority dates & staggered expiration dates extending beyond 2028
•
Guidance Portfolio demonstrating healthy growth
Europe - grown to over 950 patents (majority granted after 2001) & patent applications
APAC –
portfolio has grown by over 820 patents & patent applications since 1998
Includes Australia, China, Hong Kong, Japan, Singapore, South Korea, and Taiwan

HiT entertainment
20th Century Fox
Disney
FOX
UNIVERSAL
UNIVERSAL MUSIC GROUP
PBS
FUJI TELEVISION NETWORK, INC.

LG
VIZIO
BUFFALO
DELL
MOTOROLA
PHILIPS
MITSUBISHI ELECTRIC
SHARP
Panasonic
Pioneer
RCA
SIEMENS
SONY
Scientific Atlanta
SAMSUNG
SANYO

COX COMMUNICATIONS
verizon
dish NETWORK
SKY
comcast
DIRECTV
TIME WARNER CABLE
MEGACABLE CONECTAMOS TU VIDA
Mediacom
NDS
PT
CLEAR CHANNEL

amazon.com
BORDERS
YAHOO!
BEST BUY
shazam
AOL
BARNES & NOBLE BOOKSELLERS
PLAYSTATION 3
ticketmaster
Spotify
SLACKER

rovi

Copyright ® 2010 Rovi Corporation. Entertainment 10 Rovi Customer Highlights Consumer Electronics Service Providers Retailers/ Portals Page 10

Worldwide TV Forecasts
300
250
200
150
100
50
0
Shipments (mms)
2009
2010
2011
2012
2013
Flat panel DTVs (LCD, PDP, OLED)
Analog TVs (CRT)
Connected TVs

Copyright ® 2010 Rovi Corporation.
Fundamental Business Drivers
- Digital & Connectivity Driving Growth
Digital Pay TV Subscribers Growing at 11% CAGR 2010-2012
Sources: DisplaySearch.
Sources: SNL Kagan, Screen Digest.

DTV Shipments to Grow at 14% CAGR; Connected TVs to Grow from 15mm to 104mm
0
50
100
150
200
250
300
350
400
450
500
2008 2009 2010 2011 2012
Total WW Digital Pay-TV Subs (TAM)
WW Analog Pay-TV Subs

Copyright ® 2010 Rovi Corporation.
The Industry is Moving Fast
COULD THIS FINALLY BE COULD THIS FINALLY BE
THE SEASON FOR WEB TV? THE SEASON FOR WEB TV?
-USA Today
Microsoft in talks for new TV
service -reuters
Amazon Web Services sees $500M revenues
-Venturebeat
Netflix Streaming Comes to
Sony Bravia TVs, Blu-ray
-PC Magazine
Sears, Kmart Launch Movie
Download Service Via Sonic
-Cable360
Time Warner Cable to Test Cheaper TV
Package
- New York Times
The 'Next Big Thing in TV' is Online from Cable Operators
- Medicaster
All the changes result in continued consumer confusion
Can Google Be a
TV STAR?
-Multichannel news

Copyright ® 2010 Rovi Corporation.
Trends Facing The Industry
•
Market Speed
- The transformation is occurring faster than we expected
- Connected devices usage increasing
•
Consumers spreading their entertainment dollars
- Connected devices or Over The Top
- Cable operators actively seeking “connected” features
•
Advertising models still emerging
- Future in video advertising to support premium content
•
Consumers demanding “mobility of experience”
- Increasing mobility of their content enjoyment
•
New market entrants and new business models are being explored
•
Social media will shape how consumers interact with their
entertainment

SONY
SAMSUNG
NETFLIX
BEST BUY
upc
DIRECTV
SKY
comcast
TIME WARNER CABLE
MEGACABLE
CONECTAMOS TU VIDA
Mediacom
COX COMMUNICATIONS
Microsoft
Google
PANDORA
internet radio

rovi

Copyright ® 2010 Rovi Corporation. Shifts in Digital Entertainment Distribution Current Service Providers Broadening of the distribution channels expands the total available market Rovi can target

% of Users Using Which Device to Access to Digital Video

Web Enabled TVs
Media Center PCs
PC Plus media adapter software
Gaming console
Digital Media Players
0
20
40
60

Copyright ® 2010 Rovi Corporation.
Increased Adoption of Connected Media
•
Connection of devices
- Sony – expects one trillion yen in sales of 3D-related
products in the year ending March 2013
- Connected TVs expected to grow to 69MM by 2012
(Source: DisplaySearch)
- DLNA device types continue to grow with now over
7,000 devices certified (Source: DLNA)
•
Specialty UI’s from CE Manufacturers
- Samsung, Sony, Panasonic, Vizio, etc…
•
Adoption of specialty devices & services
- Apple TV and Roku each reporting sales now exceed 1
million units (source:CNET
12/21/10)
•
Apple is a Rovi IP licensee
- Hulu
at 30M users with 260M content streams (source:
GigaOMs NewTeeVee Conference 11/10/10)
•
MSO’s not being left behind
- Comcast testing STB that does cable and internet
(source: Gizmodo 12/14/10)
- Rovi provides Data/IP for Over-the-Top (OTT) to
Comcast

Source: InStat 10/2010
Digital Entertainment Update

My TV
Listings
Search
My TV Area
On Now
Recommendations
American Idol
FOX
House
FOX
Grey's Anatomy
ABC
Hope & Faith
ABC
Veronica Mars
According to Jim
NBC
Scrubs
NBC
NICK
GHOST
WHISPERER
FRI 8/7c CBS

rovi

Copyright ® 2010 Rovi Corporation.
Industry Seeking The Road To Revenue

•
Device sales
- Added features increase adoption
•
Content
- Revenue share on content sales
- Charging “placement” on UI
•
Advertising
- Targeted advertising getting traction
- According to Nielsen, the ads on Hulu
are 55% more effective than ads on
traditional media [in terms of recall]. This
allows them to charge more for their ads.
•
Increased services
- TV Everywhere
Revenue opportunities exist in powering these experiences from the UI through advertising and now the purchase of content

A Perfect Circle
The Real Rock & Roll Underground!
Genre · Action
Reinvent dinner tonight.
CSI: Miami
Navigation Help
WORLD SERIES
FOX
New Album Releases

rovi

Copyright ® 2010 Rovi Corporation.
A New Digital Experience Is Coming
Integrated Content Discovery and Access
• Power the user experience via TotalGuide
embedded UI
- Enabling unified access to broadcast, OTT (UGC and
premium content,)  and personal media
• Embedded middleware for content access and
sharing
Flexible Approach
• Deliver a la carte services to power a home grown
user experience
- Data, search, recommendations, etc…
• Custom build UI for customers on top of our “web
services” - a.k.a. the Rovi Media Cloud
Power Advertising
• Extend the advertising option beyond just a Rovi
powered UI, into any connected UI
• New revenue source for manufacturers
Rovi’s Approach To Securing Business:

Copyright ® 2010 Rovi Corporation.
Sonic
•
Signed definitive agreement to acquire Sonic in a cash and stock transaction
- Announced December 22, 2010 and valued at ~$720M
- 55/45 - cash/stock transaction with a close targeted in Q1
•
Employees:~1,000
•
Key products
- RoxioNow – video delivery platform
•
Movie and TV library of over 10K titles
•
Power digital movie delivery for a number of leading companies including Blockbuster,
Best Buy, Sears/Kmart, Cineplex, Warner Bros., Dell and Lionsgate
•
Expected to power entertainment services on 30M connected devices by June 2011
- DivX codec, DRM and certification – embedded in CE devices
•
100M downloads per year of player software (500M total)
•
12M+ unique website visits/month
•
Technology residing on over 350M CE devices

Copyright ® 2010 Rovi Corporation.
Expanding the Rovi Value Proposition
•
Expanded addressable marketplace
- Rovi: Service providers, CE makers, content owners
- Sonic: Retail partners, content owners, mobile carriers, consumers
•
Envision bringing each company’s products to each others targets
•
Expand solution offering for services capability to power digital entertainment, growing the Media Cloud
- Rovi: Content guidance, discovery, recommendations, meta data
- Sonic: Premium content distribution (RoxioNow), retailer storefront management
•
RoxioNow customers, Blockbuster and Best Buy are already integrated with
TotalGuide
•
Envision expansion of Rovi services into the RoxioNow storefronts (data, search, recommendations, advertising)
•
Expanded offerings for CE Manufacturers
- Rovi: TotalGuide, content discovery
- Sonic: streaming content delivery, decoding, protection solutions (DRM)
•
Expand offerings for Service Providers
- Combination of TotalGuide for SP and RoxioNow

CE Manufacturers
Service Providers
Advertisers
STB Manufacturers
rovi
Studios
Retailers
Mobile Carriers
Consumers

Copyright ® 2010 Rovi Corporation. Rovi Key to The Ecosystem Page 20

Copyright ® 2010 Rovi Corporation.
Page 21 Page 21
Summary Investment Highlights
•
Compelling strategic combination of complementary solutions
- Guidance + Connectivity + Metadata + Security
-
Independent purveyor of key pillars of Digital Media technology requirements
•
Strong competitive position
- Proven and growing patent portfolio with long remaining life
-
Platform agnostic, highly extensible, addressing key growth areas
- Proprietary metadata databases inform consumer amid sea of digital choices
-
Must-have technologies, essential to offering complete solutions
- Integrated product offering
•
Broad customer footprint
•
Well positioned to address growth opportunity from digitization of content
- Targeting 15-20% CAGR stand-alone growth long-term, 20-25% including Sonic
-
Long term growth drivers include new solutions for new markets, increased penetration & advertising
•
Attractive financial profile
- High operating margins and low capex drive FCF growth
- High percentage of royalty-based, recurring revenue streams
- Responsible stewards of capital
•
Track record of debt repayment, accretive financings (inc. securities repurchases, hedging activities) & acquisitions
•
Experienced, proven team, with successful track record

Copyright ® 2010 Rovi Corporation. Company Confidential. New Solutions * * * * *

Copyright ® 2010 Rovi Corporation.
Rovi at CES
•
Key PR
- Introducing the Rovi Media Cloud
•
Set of Web services customers can use to build their own entertainment applications.
•
Not limited to any single customer type, can span CE, Service providers, application developers and even studios and retailers looking to build their own experience
•
Several applications already built using these services
- Samsung using Rovi capability to power its MediaHub
- New customer of Rovi automotive solution: Denso
•
Inclusion of new features: voice recognition and automated playlisting
- Trident supporting TotalGuide in its DTV solution
•
Other key relationships
- Rovi web services powering tier 1 Japanese manufactures new UI
- Partnering with Panasonic on custom TG implementation
- New Rovi application custom built for Vizio
- Multiple consumers of the Rovi Media Cloud, e.g., Match.com

Copyright ® 2010 Rovi Corporation. Key New Offering: The Rovi Media Cloud Page 24 Media Cloud Metadata Search Recommendations Advertising User/Device Management

Recent Searches
Search
Clear
Back
Space
A B C D E
F G H I J
K L M N O
Search for:
BAT_
Suggestions:
BATMAN
JASON BATEMAN
BATMAN & ROBIN
THE GLADES
TONIGHT 10/9C
Sat 23 Oct
12 pm
1 pm
2 pm
Saturday Night Live
CMT
12:16 pm

rovi

Copyright ® 2010 Rovi Corporation.
TotalGuide
Advanced media guide that enables
consumers to discover television,
broadband and personal content from one
user interface.
Can be used in connected living room
devices, such as Digital TVs, Blu-ray
players, media players and other set-top
boxes
Key Features
•Access to Over the Top content providers
•Advertising
•Data
•Recommendations
•Search
•Personalization
Extracting the web services that power TotalGuide to offer
customers stand alone access – the Rovi Media Cloud

Rovi
Media Cloud
recommendations service
advertising service
data service
media recognition service
management services
search service

rovi

Copyright ® 2010 Rovi Corporation.
Rovi Media Cloud Services

Rovi Media Cloud
Web services that enables customers to build
entertainment products on multiple platforms
and devices.
Can be used in any Internet connected
product, including Digital TVs, Blu-ray
players, media players and other set-top
boxes and mobile, PC, online and other
portable devices.
Services
•
Rovi Advertising Service
•
Rovi Data Service
•
Rovi Recommendations Service
•
Rovi Search Service
•
Rovi Management Services
•
Rovi Media Recognition Service

Copyright ® 2010 Rovi Corporation.
TotalGuide Services = Rovi Media Cloud + More
TotalGuide
Advanced media guide that enables
consumers to discover television,
broadband and personal content from
one user interface.
Can be used in connected living room
devices,
such as Digital TVs, Blu-ray
players, media players and other set-
top boxes
Features
•
Advertising
•
Data
•
Recommendations
•
Search
•
Personalization
Rovi Media Cloud
Web services that enables customers to
build entertainment products on multiple
platforms and devices.
Can be used in any Internet-connected
product, such as Digital TVs, Blu-ray
players, media players and other set-top
boxes and mobile, PC, online and other
portable devices.
Services
•
Rovi Advertising Service
•
Rovi Data Service
•
Rovi Recommendations Service
•
Rovi Search Service
•
Rovi Management Services
•
Rovi Media Recognition Service

FOX
CW
CNN
7 pm
8 pm

VIZIO
Widget Gallery
Guest

Media Hub
Star Trek (2009)
Genre - Action
Reinvent dinner tonight.
preview
MEN
Navigation Help

Copyright ® 2010 Rovi Corporation.
TotalGuide + Media Cloud Go-To-Market

1
Customer embeds
TotalGuide into their devices
2
Rovi builds custom UI for
customer using Media Cloud
and TotalGuide concepts
3
Customer incorporates Rovi
web services into their own UI
(e.g., Rovi supplied ads in
custom UI)
Revenue Model:
• CE: Per unit fee and
advertising revenue share
• Service Providers: Per
subscriber per month fee
and advertising revenue
share
Revenue Model:
• CE: Per unit fee (or per
access fee),  advertising
revenue share, and
consulting
• Service Providers: Per
subscriber per month fee,
advertising revenue share,
and consulting
Revenue Model:
• CE: Service access fee,
advertising revenue share,
and consulting
• Service Providers: Per
subscriber per month fee,
advertising revenue share,
and consulting

Copyright ® 2010 Rovi Corporation.
Rovi Media Cloud and TotalGuide for
Service Providers
•
Targeting initial customers signing up 1
st
half 2011
•
Solution encompasses
- TotalGuide – for advanced set top boxes
•
Targeting initial deployments late 2011
- TotalGuide lite – for older, non IP connected set top boxes
•
Targeting initial deployments late 2011
- TotalGuide xD – for iPad
•
Targeting initial deployments first half 2011
•
Rovi Media Cloud also available for use in custom built user interfaces and applications
•
Revenue model for all products based on per subscriber per month and advertising revenue share

Copyright ® 2010 Rovi Corporation. SP Roadmap 2010
30
Rovi
Rovi
Media Cloud
Media Cloud
PC
Tablet/
Phones
w/in MSO
Website
Portable
In the Home
Solution:
TotalGuide “lite”
Solution:
TotalGuide &
Rovi Media Cloud
Solution:
TotalGuide PC
(Personal Media Manager)
& Rovi Media Cloud
Solution:
TotalGuide xD &
Rovi Media Cloud
Solution:
Rovi Remote Record &
Rovi Media Cloud
TotalGuide for Service Providers
PC
Tablet/
Phones
w/in MSO
Website
Primary Viewing
Room (AKA
advanced STB)
Secondary Room
(e.g., bedroom
AKA legacy STB)

What's On 9:00pm
rovi guide
30ROCK
AVATAR
Filmography
The Losers
R
2010 · Warner Bros.
Death at a Funeral
R
2010 · Screen Gems
Star Trek
PG-13
2009 · Paramount Pictures
Avatar
PG-13
2009 · 20th Century Fox
Photos
twitter

rovi

Copyright ® 2010 Rovi Corporation.
Rovi and the Consumer
•
Reaching out to consumers
directly with entertainment
oriented applications
•
Generates awareness of
Rovi capability - which
generates B2B demand
•
Demonstrates to the market
the “art of the possible”
•
Increased ad footprint

Advertising Update * * * *

DIGITAL CABLE
3:15pm
TV GUIDE
That '70s Show
60 FX
3:30-4p
Repeat, "Baby Don't You Do It",
(TV-14, L, D), (2004), Donna and...
Today
3:30p
4:00p
4:30p
60 FX
That '70s Show
That '70s Show
Constantine
61 TBS
King of Queens
Seinfeld
Seinfeld
62 CNN
Situation Room
63 KQCW
What I Like About You
Reba
Reba
Take charge of your TV viewing with PARENTAL CONTROLS
Press OK/Select >

Scheduled Recordings
26 Upcoming Recordings
Today Word World
Today Curious George
Today Curious George
Today Crime 360
THU Crime 360
12/12 Just Shoo...
12/12 Just Shoot Me
KCBS • 2
12:30:03
REC
A&E • 38
10:00 pm - 11:00 pm
A body is found face up in an abandoned lot.
DIGITAL CABLE
LIST
DVR Menus
HEROES

Copyright ® 2010 Rovi Corporation.
Rovi Advertising Capability Today
•
EPG based advertising
•
Revenue-sharing arrangements with
MSO and CE partners
- IPG ad rev share rights in place with
~145M EPGs WW
•
~70M EPG’s currently active with
EPG ads
- ~24M SP homes and ~46M CE
device homes WW
•
Rovi operates ad lifecycle
- Ad engine (often EPGs)
- Ad sales
- Ad creation
- Ad trafficking
- Measurement

Rovi Confidential

Ford
CBS
GAC
Travel channel
HISTORY INTERNATIONAL
TLC
WGN SUPERSTATION
Discovery Networks
abc family
The CW
G4
Animal Planet
Nick at Nite
Nickelodeon
A&E
McCormick
LMN
Bravo
ESPN
SPEED CHANNEL
Nicktoons
CMT
NBC
truTV
MTV
E! Entertainment Television
Disney Channel
TNT
BRINKS HOME SECURITY
Unilever
A&E
Harrah's
VH1 Classic
AMC
Toon Disney
FX
WE
Sci Fi
food network
TV GUIDE
oh! Oxygen
BBC AMERICA
The History Channel
HGTV
SHOWTIME
style. NETWORK
calottery
rovi

Copyright ® 2010 Rovi Corporation. Page 34 Rovi Confidential Rovi IPG Advertisers

Copyright ® 2010 Rovi Corporation.
Key Success Factors
•
Measurement
- To prove the impact of our ad platform to advertisers
•
Rich, interactive ad experiences
- To deliver an engaging consumer experience
- To provide a powerful messaging platform for advertisers
•
New products & distribution
- To lead the market in interactive TV ad capabilities
- To influence more consumers
•
Expanded client base
- To extend the business we do with TV and studio clients
- To expand into more traditional ad segments (retail, auto, financial, etc.)

Copyright ® 2010 Rovi Corporation.
Expanding Ad Footprint in 2011
•
Rovi Ad Network
- Aggregate the EPG advertising footprint from Pay TV providers that do not effectively sell it on their own
•
The Rovi Ad Platform (component of Rovi Media Cloud)
- Enable Rovi supplied ads to be embedded into non-Rovi user interfaces
- Both in SP and CE environments
- Early wins with Tier 1 CE manufacturers
•
Rovi Guides deployed with advanced ad capability
- Passport, TotalGuide CE and TotalGuide SP

Copyright ® 2010 Rovi Corporation. Company Confidential. Financials * * * * **

Copyright ® 2010 Rovi Corporation.

•
On track to exceed initial 2010 APF estimates:
•
APF Preliminary revenue of $540mm, up 12% y/y
•
APF Preliminary EBITDA of $272.6mm (50.5% margin), up 25% y/y
•
APF Preliminary Net Income of $224.7mm, up 43% y/y
- In addition to higher revenues, lower interest expense and tax rate
•
Q4 Preliminary Cash & Investments of $694mm, Debt of $594mm
•
Repaid remainder of $550mm term loan, repurchased $105mm of convert & $109mm of stock
Adjusted Pro Forma (APF) Highlights
Preliminary 2010 Highlights
Revenue EPS
Midpoint Midpoint
Current (a/o 12/22/10) $540 2.10 $
Initial (a/o 12/10/09) $515 1.90 $
Variance vs. Initial $25 0.20 $

Copyright ® 2010 Rovi Corporation.
Page 39 Page 39
Adjusted Pro Forma Information 1,2
Notes:
1. Blue areas equal low end of estimates, which, when combined with grey areas, equals high end of estimates.
2. 2010 and 2011 figures are estimates.
3. Convertible debt is shown at par. ASC Topic 470 requires the liability and equity component to be separated. Debt has been grossed up to reflect the equity component of the convertible debt.
Adjusted Pro Forma Revenue ($ in millions) Adjusted Pro Forma EPS
$0.45
$0.87
$1.52
$2.08
$2.35
$0.04
$0.20
$0.00
$0.30
$0.60
$0.90
$1.20
$1.50
$1.80
$2.10
$2.40
$2.70
$3.00
CY07 CY08 CY09 CY10 Est CY11 Est
$392
$428
$480
$538
$585
$4
$30
$300
$350
$400
$450
$500
$550
$600
$650
CY07 CY08 CY09 CY10 Est CY11 Est
Adjusted Pro Forma Capex ($ in millions)
$29
$14
$20
$14
$15
$2
$5
$0
$5
$10
$15
$20
$25
$30
CY07 CY08 CY09 CY10 Est CY11 Est
$547
$307
$257 $257
$207
$240
$240
$240 $240
$240
$199
$163 $163
$135
$100
$100
$100
$460
$460 $460
$460
$0
$200
$400
$600
$800
$1,000
Q408 Q109 Q209 Q309 Q409 Q110 Q210 Q310 Q410
2040 Convertible
High Yield
2011 Convertible
Term Loan
Debt (ex. Leases) ($ in millions)
(3)

Copyright ® 2010 Rovi Corporation.
Page 40 Page 40
(4)
GAAP basis pro forma to
Adjusted Pro Forma Reconciliation - 2007
Adjusted Pro Forma Rovi Corporation
Year ended December 31, 2007
(in thousands)
(1) Eliminate discontinued Hawkeye product line
(2) Eliminate non-cash interest expense such as the amortization of debt issuance costs and the convertible note discount recorded under ASC 470-20 (formerly FSP APB 14-1)
(3) Tax effect pro forma adjustments at 28%
(4) Additional shares needed for dilutive calculation due to positive income from continuing operations
(2)
(3)
GAAP Adjusted
Pro Forma Adjustments Pro Forma
Revenues
394,633 $
$           (2,841) $               391,792
Operating income
7,405 $
$                   -   $                         -
Equity-based compensation               12,402
Transaction costs                 7,395
Restructuring and impairment charges                 4,546
Discontinued product line (Hawkeye)                 4,359
Non-recurring accrued expense reversal             (10,700)
Amortization               82,992
  Adjusted Pro Forma Operating Income                   108,399
Interest (expense) income and other, net                (49,113)               13,557                   (35,556)
Impairment loss on strategic investments                  (5,000)                 5,000                              -
  (Loss) income before income taxes
               (46,708)             119,551                      72,843
Income tax (benefit) expense                  (7,609)               34,055                      26,446
  (Loss) income from continuing operations
$            (39,099)               85,496 $                 46,397
Shares used in computing diluted net earnings per share
               101,135                     783                   101,918
Diluted (loss) income per share from continuing operations $                  0.38 $                     0.45
(1)

Copyright ® 2010 Rovi Corporation.
Page 41 Page 41
(2)
GAAP basis pro forma to
Adjusted Pro Forma Reconciliation - 2008
Adjusted Pro Forma Rovi Corporation
Year ended December 31, 2008
(in thousands)
(1) Eliminate non-cash interest expense such as amortization of note issuance costs and the convertible note discount recorded under ASC 470-20 (formerly FSP APB14-1)
(2) Tax effect pro forma adjustments at 34% and eliminate discrete tax benefit of $11.5 million.
(1)
GAAP Adjusted
Pro Forma Adjustments Pro Forma
Revenues
428,020 $
$                 -    $       428,020
Operating income
70,952 $
$                 -   $                 -
Equity-based compensation             14,573
Transaction costs                  681
Transition and integration costs               9,186
Insurance settlement           (32,500)
Amortization             82,258
  Adjusted Pro Forma Operating Income           145,150
Interest (expense) income and other, net              (45,049)             14,126            (30,923)
Gain on sale of strategic investments                 5,238             (5,238)                      -
  (Loss) income before income taxes
              31,141             83,086           114,227
Income tax (benefit) expense              (14,248)             39,378             25,130
  (Loss) income from continuing operations
$           45,389             43,708 $         89,097
Shares used in computing diluted net earnings per share             101,646                      -             101,646
Diluted (loss) income per share from continuing operations
$               0.44 $             0.87

Copyright ® 2010 Rovi Corporation.
Page 42 Page 42
GAAP Adjusted
Pro Forma (1) Adjustments Pro Forma
Revenues
480,450 $
$                 -    $       480,450
Operating income
36,348 $
$                 -   $                 -
Equity-based compensation             22,346
Transaction costs                  617
Transition and integration costs               1,657
Court awarded fees               3,372
Restructuring and asset impairment charges             53,619
Amortization             81,934
  Adjusted Pro Forma Operating Income           199,893
Interest (expense) income and other, net             (40,876)             17,037           (23,839)
Loss on debt redemption               (8,687)               8,687                      -
  (Loss) income before income taxes
            (13,215)           189,269           176,054
Income tax expense                     801             18,565             19,366
  (Loss) income from continuing operations
$         (14,016)           170,704 $       156,688
Shares used in computing diluted net earnings per share             100,860               1,254           102,114
Diluted (loss) income per share from continuing operations
$             (0.14) $             1.52
GAAP basis pro forma to
Adjusted Pro Forma Reconciliation - 2009
Adjusted Pro Forma Rovi Corporation
Year ended December 31, 2009
(in thousands)
(1) GAAP Pro Forma information is necessary in 2009 to provide comparative operating results. GAAP Pro Forma assumes $275 million of net proceeds from the sale of the Media Properties reduced the debt issued in conjunction
with acquiring Gemstar.   As such, GAAP Pro Forma includes  a $1.1 million reduction in interest expense and a $0.4 million reduction in tax benefit.
(2) Eliminate non-cash interest expense such as amortization of note issuance costs and the convertible note discount recorded under ASC 470-20 (formerly FSP APB14-1)
(3) Utilization of net operating losses resulted in an adjusted pro forma tax rate of 11%
(4) Adjusted to include dilutive potential common shares as adjustments to pro forma loss from continuing operations resulted in Adjusted Pro Forma Net Income
(2)
(3)
(4)

Copyright ® 2010 Rovi Corporation.

CY09-CY11E Revenue Bridge
CE
$200
CE
$218
CE
$219
SP
$231
SP
$266
SP
$323
Other
$50
Other
$57
Other
$58
$18
$35
$7
$1
$58
$1
2009
APF Revenue
CE SP Other 2010
Revenue
CE SP Other 2011
Revenue
$480
$540
$600
9% growth
33% growth 14% growth
1% growth
22% growth 2% growth
Conversion of
analog-to-
digital and
international
penetration,
conversion of
patent to
product,
licensing TV
listings
metadata,
online/mobile
(TV-
Everywhere),
IPG
advertising
New products, e.g.,
Total Guide,
continued growth in
shipments of IPG
enabled devices
and Media
Recognition largely
offset by significant
declines in legacy
analog (VCR+, ACP)
•Growth in data
licensing driven by
new customers
and expansion in
EMEA
•Offset by reduced
DVD volumes
Note: 2010 and 2011 Adjusted Pro Forma revenue assumes midpoint of range. Sum of vertical revenue may not equal total revenue due to rounding.
New products, e.g.,
Media Recognition,
atop continued
growth in
shipments of IPG
enabled devices,
offset by significant
declines in legacy
analog (VCR+, ACP)
Conversion of
analog-to-
digital and
international
penetration,
conversion of
patent to
product,
licensing TV
listings
metadata,
online/mobile,
IPG
advertising
•Growth in data
licensing driven by
new customers
and annual price
increases
•Strong DVD
volumes for
Independent
studios and stable
MPAA business

Copyright ® 2010 Rovi Corporation.
Page 44 Page 44
Business Models
•
Verticals include subscription/fixed fee license options as well as variable pricing
•
Service Provider – primarily license operators guidance products and/or patents
- Includes Digital Pay-TV operators & Online portals
- Patent portfolio licenses (including IPG, DVR, interactive advertising, etc.)
-
Digital Pay-TV IPG licensees pay money/sub/month
- Advertising - revenue share basis
- Some services fees for development and installation of IPGs
•
CE – license to products, patents and services
- IPG, Connected Platform, Media Recognition
- Advertising - revenue share basis
- ACP (includes annual DVD license fees & set-top-box volume based royalties)
•
Other
- Data licensing
•
Subscriber-based fees for data feeds through Service Providers
•
Term-based subscription fees for portals
- Entertainment – per disc copy protection royalties plus authoring fees for BD+
Primarily Royalty-Based Recurring Revenues

Digital Pay-TV IPG TAM/SOM
Total WW Digital Pay-TV Subs (TAM)
Subs. Licensed by Rovi
Subscribers (mm's)
500
450
400
350
300
250
200
150
100
50
0
2008
2009
2010
2011
2012

rovi

Copyright ® 2010 Rovi Corporation.
Page 45 Page 45
Service Provider IPG Drivers
•
Growth will be driven by analog-to-digital conversion & international opportunities
- Rovi has licensed most NA Digital Pay-TV providers; growth should track industry
-
Of the ~128mm NA TVHHs, ~93mm are Digital Pay-TV (Source: SNL Kagan)
- We believe our penetration will rise in a growing market
-
BSkyB, Sky Italia, Portugal Telecom, UPC, NDS, CANAL Plus, Unitymedia – Key European deals
-
Of the 165mm Western European TVHHs, ~70mm are Digital Pay-TV (Source: SNL Kagan)
- Rovi European patents primarily apply to Western Europe
-
Asia, South America have even less Digital Pay-TV percentage share (Source: SNL Kagan)
- Upgrades from patent to product licenses plus Interactive advertising lead to additional opportunity
International IPG Licensing is Emerging While Domestic Growth Continues
Sources: SNL Kagan, Screen Digest, Rovi.
Sources: SNL Kagan, Screen Digest.
While primary
market segments
are slower
growing (North
America &
Europe),
European
penetration is low.
Asia and Latin
America are more
nascent and
include product
licensing
opportunities.
(10-12E)
Digital Pay-TV Subscribers CAGR
North America 5%
Latin America 21%
EMEA 12%
APAC 14%

Copyright ® 2010 Rovi Corporation.

Video Subs By Territory
Numbers in Millions
EMEA APAC US & Canada Latin America
TV HHs 129
Pay TV HHs Pay TV HHs 112 112
Analog Only HHs 19
Digital HHs 93
ROVI Subs ROVI Subs 90 90
TV HHs 319
Pay TV HHs Pay TV HHs 160 160
Analog Only HHs 50
Digital HHs 110
ROVI Subs ROVI Subs 30 30
TV HHs 653
Pay TV HHs Pay TV HHs 342 342
Analog Only HHs 199
Digital HHs 143
ROVI Subs ROVI Subs 2 2
TV HHs 138
Pay TV HHs Pay TV HHs 35 35
Analog Only HHs 19
Digital HHs 16
ROVI Subs ROVI Subs 2 2
Approximately 124mm subscribers licensed worldwide
Sources: SNL Kagan and Screen Digest market data as of Q3:10. Rovi Subs are as of Q3:10.
Note: Rovi’s subscribers by geography may not equal total Rovi subscribers due to rounding.

Copyright ® 2010 Rovi Corporation.

SP Growth Drivers
•
SP Product
- Grow SP product revenue through
•
SARA to Passport conversions
•
Increase Data sales
•
Introduction of a new “TotalGuide-like” UI for Passport
•
Digital expansion in LTAM
- Introduce TotalGuide for Service Provider
•
Increase demand from tier 1 customers for customized guide and web services
•
Increase demand from tier 2 & 3 customers for off the shelf, multi device, guide
- Improve value through the introduction of TotalGuide and via renewals
•
SP Licensing
- Short-term growth drivers
•
Web and mobile IP Licensing
•
Digital conversions
•
International penetration
- Longer-term drivers (beyond 3 year plan)
•
Improve value at renewal
•
Drive new revenue from Comcast and Echostar at expiration of current agreements

[redacted]

Worldwide CE IPG Primary TAM/SOM
DVR + DTV TAM
Rovi SOM
Devices (MMs)
300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012

Worldwide Blu-Ray Player & Recorder & Connected TV Shipments
Shipments (mms)
100
80
60
40
20
0
Growth Rate
190%
170%
150%
130%
110%
90%
70%
50%
30%
2009
2010
2011
2012
BD Players & Recorders
Connected TVs
BD Players & Recorders Y/Y Growth Rate
Connected TVs Y/Y Growth Rate

Copyright ® 2010 Rovi Corporation.
Page 48 Page 48
CE IPG Opportunity
•
Total Addressable Market (TAM) = total number of DTVs & DVRs shipped
- Market research forecasts TV & DVR TAM unit volume CAGR of 16% from 2009 to 2012
•
Flat panel shipments to benefit from “2 room” TV replacements, 3D, connectivity for Over-the-Top (OTT) applications, e.g., movie streaming
•
Share of Market (SOM) = devices shipped with Rovi IPG or patent license
•
Many DTVs today do not include IPGs, creating opportunity for above trend growth
- Connected TVs, which should increase IPG adoption, are projected to grow from 15mm to 89mm (2009 to 2012):
•
North America - OTT/movie download services are gaining broad support
•
International - standards are emerging requiring connectivity
•
Additional opportunity with emergence of connected Blu-ray players & recorders
- BD devices have the memory, processing power, and connectivity prerequisites for a rich IPG experience
•
Connected TV & Blu-ray device growth creates opportunity for TotalGuide revenue in 2011
- 2011 growth to be driven primarily by end-market shipments of existing product & patent licensed platforms
CE IPG Growth Driven by Increased TAM and Penetration
Sources: In-Stat, DisplaySearch, Rovi.
Sources: Futuresource, DisplaySearch.
nd

Copyright ® 2010 Rovi Corporation.

CE Growth Drivers & Assumptions
•
CE Product
- CE Guides
•
TotalGuide off-the-shelf for sub tier 1 manufacturers
•
TotalGuide web services/RMC and data for tier 1 manufacturers
•
Increase in number of devices shipped & revenue per device
- ACP & VCR+
•
VCR+ goes to $0 by 2011
•
Analog copy protection dropping to $15M by 2013
•
CE Licensing
- IPG licensing. Growth driven by increased penetration and end market shipments

Copyright ® 2010 Rovi Corporation.

•
Service provider – ~70% of subs currently covered by license agreements are contracted through 2013
- 48% of Q3:10 revenue was attributable to Service Providers
•
CE: As long as our IPG patents remain, we would expect to be able to continue licensing
•
Other: Data licensing stickiness primarily a function of our ability to maintain our database competitiveness
- Over $130mm in acquisition capital (excluding TV listings) and Capex invested; monetized across verticals
Page 50 Page 50
Visibility is Largely a Function of Patent Duration
& Inclusion in Standards
Sources: Rovi. Data as of Q3:10.
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
2010 2011 2012 2013
% of Current Subscribers Under Contract
% Subject to Renewal
% Under Contract

Copyright ® 2010 Rovi Corporation.

Revenue Split to Resemble Prior Years
•
Expect total revenue quarterly skew to resemble prior years
•
Vertical quarterly revenue trends
- CE – ACP to weigh on first half results, new products to boost second half results
- SP – Expect linear sequential quarterly growth
- Other – Expect year-over-year gains each quarter
•
Any given quarter could be affected by large licensing transactions
Percent of Annual Revenue by Quarter
24%
24%
25%
27%
21%
22%
23%
24%
25%
26%
27%
28%
Q1 Q2 Q3 Q4
2008-2010 Avg.
2011 Forecast

Copyright ® 2010 Rovi Corporation.
Key DD Findings & Variances to Sonic Plan

Business Unit
Opportunity (industry problems
being  addressed by BU) &
Investment Highlights
Strengths Challenges Potential Synergies
Rovi’s View
vs. Sonic’s
Internal
CY2011 Plan
RoxioNow (RN)
• High growth area – OTT
• “Digital Locker” enables consumer
choice
• Tool for content providers to manage
rental and Electronic Sell-Through
(EST)
• Early leadership
position
• Neutral third party
• Flexible business terms
• Workflow ubiquity –
sticky
• Economics of small company
• Economic assumptions in
analyst models could be
optimistic
• Large walled garden
alternatives
• Significant variability could
occur
• Better guidance begets
more transactions, which
create more advertising,
all of which generate
demand for Rovi
solutions (a.k.a., the
Positive Feedback Loop)
• Tighter integration of RN
into TG helps TG sales
• Slightly Below
DivX
• CE industry needs certification
authority to ensure playability, a role
that DivX has begun to fill, which has
added value to its brand
• MPEG standard does not guarantee
playability of high performance
features such as subtitling, multiple
video & audio tracks, & smooth trick-
play mode
• Industry lacks independent but well-
resourced solution
• Fragmented OTT video environment
• High growth end
markets
• Increasing penetration
• Executing on shift away
from DVD, towards
emerging device categories
• DivX Ecosystem
(community,  brand,
certification, tools,
support, installed base)
• Visibility
• Open standards
• Large competitors
• Lack premium content
• Lack streaming DRM
• Ability to monetize DivX TV
• Feedback loop creates
potential for increased
demand for individual
components
• Ability to boost
technology development
& IP
• Ability to monetize
advertising potential
• Premium content
relationships through RN
& TotalGuide
• Slightly Above

Copyright ® 2010 Rovi Corporation.
•
Financial Due Diligence (FDD) Process
• DivX and RoxioNow
• Top-Down - used TAM analysis to determine opportunity
• Bottoms-up penetration forecast - performed bottoms-up, contract-level revenue build
• “Booked” all contracted and identified revenue opportunities
• Used probability weighted pipeline including timing of deal signings
• Assumed very little unnamed/unsigned (“Blue bird”) revenue opportunities
• •
Result Result – – 5 5 to to ten ten cents cents accretive accretive
•
APF EBT accretion - ~$20mm of APF EBITDA plus $15mm in synergies
•
Deferred revenue purchase accounting adjustment (~$5mm-$10mm range)
•
Cost synergies annualizing at $32mm, but anticipate $15mm realizable in 2011
•
$3mm of depreciation, ~$8mm of interest expense
•
~6mm additional shares
•
Rovi expects Term Loan to be EPS neutral after use of proceeds, which includes convert repurchases
Sonic Financial Due Diligence Summary

Copyright ® 2010 Rovi Corporation.
•
Deal valued at announcement at $14.17/share ($764mm equity value/$720mm enterprise value)
•
38% premium to 30-day avg. Sonic closing price as of Dec. 21, 2010
•
Structure – 55% Cash, 45% Stock exchange offer, with election feature, followed by a back-end merger
•
Mechanics of election feature
•
Each Sonic share may be exchanged for $14 cash or 0.2489 shares of Rovi (stock subject to proration – see filings for details)
•
Exchange offer dynamics
•
If the initial exchange offer and related actions permitted by the agreement do not result in Rovi owning at least 90 percent of the outstanding shares of Sonic common stock, the consideration paid to Sonic shareholders in the second-step/back-end merger may consist entirely of Rovi common stock at an exchange ratio of 0.2489 shares of Rovi common stock.
•
However, we have no plans for that happening because we may, and are permitted to:
•
Extend the exchange offer
•
Seek a permit from the CA Department of Corporations to use the same 55%/45% mix in the back-end merger
•
Close on 49.9% and do a long-form merger with the same 55%/45% mix in the back-end merger
•
But Sonic shares have traded at a premium to as-if-converted value
•
Thus, arbs betting on getting all stock should consider the losses that may be incurred using this strategy
•
Background of merger (see upcoming filings for further details)
•
Sonic is the recently formed combination of Sonic and DivX
•
DivX noted that it had performed a market check prior to the Sonic combination
•
Sonic reported that it performed a market check prior to signing exclusivity with Rovi
•
Timing – file TO week of Jan. 10, close initial tender offer week of Feb. 10th, close deal in Q1
•
Assumes successful exchange and satisfaction of other closing conditions (including anticipated HSR clearance)
•
HSR filing already made
Deal Update

Copyright ® 2010 Rovi Corporation.
Page 55 Page 55
Target Model – Rovi + Sonic
Operating Margin Expansion Derived Through Low Variable Costs
•
15-20% long-term revenue growth (standalone) driven by industry trends and new licenses
•
Sonic to add to growth as RoxioNow accelerates
•
High operating margins - minimal variable costs, non-capital intensive
- Low COGS – patent defense & applications, data, & implementation services supporting launches (primarily IPG & CP)
- Low recurring R&D requirement inherent in patent licensing model
-
But making sufficient R&D investments to drive new solutions, e.g., TotalGuide & new patent development
- Long technology lifecycles/high ROI
-
Patents generally last 20 years from filing
-
RoxioNow to suppress margins due to gross revenue recognition and overall lower margin profile
-
But potential synergies could eventually return margins to Rovi-standalone levels
2008A 2009A 2010E 2011E % of Revenue Growth % of Revenue Growth
Revenue 100% 100% 100% 100% 100% 15-20% 100% 20-25%
Cost of Goods Sold 13% 13% 13% 12% 10% 20%
Gross Margin 87% 87% 87% 88% 90% 80%
R&D 19% 18% 16% 17% 13% 13%
SG&A 30% 24% 21% 20% 19% 19%
Depreciation 4% 4% 4% 4% 3% 3%
Total Opex 53% 45% 41% 41% 35% 35%
Operating Margin 34% 42% 46% 47% 55% 20-25% 45% 25-30%
Long-Term Targets Adjusted Pro Forma
Rovi + Sonic Rovi-Standalone
Long-Term Targets
Notes: Line items may not equal totals due to rounding.

Copyright ® 2010 Rovi Corporation.
Page 56 Page 56
Summary Investment Highlights
•
Compelling strategic combination of complementary solutions
- Guidance + Connectivity + Metadata + Security
-
Independent purveyor of key pillars of Digital Media technology requirements
•
Strong competitive position
- Proven and growing patent portfolio with long remaining life
-
Platform agnostic, highly extensible, addressing key growth areas
- Proprietary metadata databases inform consumer amid sea of digital choices
-
Must-have technologies, essential to offering complete solutions
- Integrated product offering
•
Broad customer footprint
•
Well positioned to address growth opportunity from digitization of content
- Targeting 15-20% CAGR stand-alone growth long-term, 20-25% including Sonic
-
Long term growth drivers include new solutions for new markets, increased penetration & advertising
•
Attractive financial profile
- High operating margins and low capex drive FCF growth
- High percentage of royalty-based, recurring revenue streams
- Responsible stewards of capital
•
Track record of debt repayment, accretive financings (inc. securities repurchases, hedging activities) & acquisitions
•
Experienced, proven team, with successful track record